UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2026

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.

(Translation of registrant’s name into English)

AV. BEGONIAS NO. 415, 19TH FLOOR,
SAN ISIDRO, LIMA, PERU

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐            No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐            No ☒

COMPAÑIA DE MINAS BUENAVENTURA S.A.A.

Monday, March 30, 2026

Messrs.

Superintendence of Capital Markets

MATERIAL INFORMATION: Notice of Resolutions of the convened Shareholders’ Meeting

In accordance with the provisions of the Regulation of Material and Reserved Information, approved by Resolution SMV No. 005-2014-SMV/01, we communicate the following information:

Legal Entity: COMPAÑIA DE MINAS BUENAVENTURA S.A.A.

Type of Meeting: Annual Mandatory Shareholders’

Meeting Date: 03/30/2026

Time: 09:00 am

Description Material Fact: THE 7 ITEMS PROPOSED TO THE GENERAL SHAREHOLDERS' MEETING WERE APPROVED BY THE SHAREHOLDERS IN ATTENDANCE.

Comments:

The following items were discussed:

-	Appointment or Removal of Directors
-	Social Management Approval (Financial Statements and Annual Report)
-	Distribution or Application of Profits
-	Remuneration to the Board of Directors - fiscal year 2025: THE PROPOSED REMUNERATION TO THE BOARD OF DIRECTORS FOR FISCAL YEAR 2025 WAS APPROVED.
-	Appointment of external auditors for fiscal year 2026: THE PROPOSED APPOINTMENT OF THE FIRM TANAKA, VALDIVIA, ARRIBAS Y ASOCIADOS, PARTNERS IN PERU OF EY, AS OUR EXTERNAL AUDITORS FOR THE FISCAL YEAR 2026 WAS APPROVED.
-	Partial amendment to bylaws: Section thirty four.: THE PARTIAL AMENDMENT OF SECTION THRITY FOUR OF THE BYLAWS WAS APPROVED.

DATA OF COMMUNICATION OF DISTRIBUTION OR APPLICATION OF UTILITIES

Utility Application Detail:

THE PROPOSED DIVIDEND DISTRIBUTION WAS APPROVED.

Detail of Cash Dividend Delivery Item

Concept: Accumulated Results

Fiscal Year: 2014

Amount to be Distributed: $272,988,472

Dividends per Share Detail

Type of Stock: BUENAVC1 - COMMON STOCKS

Number of Shares: 274,889,924

Dividend Amount per Share: $0.9904 Remarks:

Type of Share: BUENAVI1 - INVESTMENT STOCKS

Number of Shares: 744,640

Dividend Amount per Share: $0.2922

Remarks:

DATA OF COMMUNICATION OF RECORD DATE AND DELIVERY FOR DISTRIBUTION OR APPLICATION OF PROFITS

Profit Distribution Concept: 2014-Accumulated Profit

Type of Security: BUENAVC1 COMMON STOCK

Registration Date: 04/21/2026

Security Type: BUENAVC1 COMMON STOCKS

Delivery Date: 05/05/2026

Security Type: BUENAVI1 INVESTMENT STOCK

Registration Date: 21/04/2026

Security Type: BUENAVI1 INVESTMENT STOCK

Delivery Date: 05/05/2026

Remarks: Note 1: The Common Stock Dividend also applies to holders of ADR's, being one (1) ADR equivalent to one (1) common share. Note 2: The record date and payment date for ADR holders will be communicated when established by the Bank of New York Mellon (depositary bank).

FINANCIAL REPORTING INFORMATION COMMUNICATION DATA

Type of Information: Annual Audited Individual and Annual Report Period: 2025

Comments:

Sworn Statement on Financial Reporting Information:

That, COMPAÑÍA DE MINAS BUENAVENTURA S.A.A. MUST prepare and file consolidated financial Information to the SMV, pursuant to IFRS as issued by the International Accounting Standards Board.

INFORMATION ON COMMUNICATION OF CHANGES TO PARTICIPATION AND APPOINTMENTS

Observations: PERIOD: MARCH 2026 – MARCH 2029

Type of Appointment: BOARD OF DIRECTORS

Type of Variation: CHANGE

BOARD MEMBER: ARRIAGADA HERRERA, IVAN DAGOBERTO

Position: DIRECTOR

Appointment Date: 03/27/2024

Independent Director: NO

Final Date: 03/30/2026

Type of Appointment: BOARD OF DIRECTORS

Type of Variation: CHANGE

BOARD MEMBER: BENAVIDES GANOZA, RAUL EDUARDO PEDRO

Position: DIRECTOR

Appointment Date: 03/31/2023

Independent Director: NO

Final Date: 03/30/2026

Type of Appointment: BOARD OF DIRECTORS

Type of Variation: CHANGE

BOARD MEMBER: BENAVIDES GANOZA, ROQUE EDUARDO

Position: DIRECTOR

Appointment Date: 04/10/2023

Independent Director: NO

Final Date: 03/30/2026

Type of Appointment: BOARD OF DIRECTORS

Type of Variation: CHANGE

BOARD MEMBER: BERNEX WEISS DE FALEN, NICOLE EDEL LAURE MARIE

Position: DIRECTOR

Appointment Date: 03/31/2023

Independent Director: YES

Final Date: 03/30/2026

Type of Appointment: BOARD OF DIRECTORS

Type of Variation: CHANGE

BOARD MEMBER: BETZHOLD HENZI, JORGE F.

Position: DIRECTOR

Appointment Date: 03/31/2023

Independent Director: YES

Final Date: 03/30/2026

Type of Appointment: BOARD OF DIRECTORS

Type of Variation: CHANGE

BOARD MEMBER: CHAMPION , WILLIAM HENRY

Position: DIRECTOR

Appointment Date: 03/31/2023

Independent Director: YES

Final Date: 03/30/2026

Type of Appointment: BOARD OF DIRECTORS

Type of Variation: CHANGE

BOARD MEMBER: DE LA TORRE DE LA PIEDRA, DIEGO EDUARDO M

Position: DIRECTOR

Appointment Date: 03/31/2023

Independent Director: YES

Final Date: 03/30/2026

Type of Appointment: BOARD OF DIRECTORS

Type of Variation: CHANGE

BOARD MEMBER: LUKSIC LEDERER, ANDRONICO GUILLERMO

Position: DIRECTOR

Appointment Date: 03/27/2024

Independent Director: NO

Final Date: 03/30/2026

Type of Appointment: BOARD OF DIRECTORS

Type of Variation: CHANGE

BOARD MEMBER: ZALDIVAR GARCIA, MARCO ANTONIO

Position: DIRECTOR

Appointment Date: 03/31/2023

Independent Director: YES

Final Date: 03/30/2026

Type of Appointment: BOARD OF DIRECTORS

Type of Variation: CHANGE

BOARD MEMBER: BENAVIDES GANOZA, ROQUE EDUARDO

Position: DIRECTOR

Appointment Date: 03/30/2026

Independent Director: NO

Final Date: 03/30/2026

Type of Appointment: BOARD OF DIRECTORS

Type of Variation: CHANGE

BOARD MEMBER: BENAVIDES GANOZA, RAUL EDUARDO PEDRO

Position: DIRECTOR

Appointment Date: 03/30/2026

Independent Director: NO

Type of Appointment: BOARD OF DIRECTORS

Type of Variation: CHANGE

BOARD MEMBER: ARRIAGADA HERRERA, IVAN DAGOBERTO

Position: DIRECTOR

Appointment Date: 03/30/2026

Independent Director: NO

Type of Appointment: BOARD OF DIRECTORS

Type of Variation: CHANGE

BOARD MEMBER: BERNEX WEISS DE FALEN, NICOLE EDEL LAURE MARIE

Position: DIRECTOR

Appointment Date: 03/30/2026

Independent Director: YES

Type of Appointment: BOARD OF DIRECTORS

Type of Variation: CHANGE

BOARD MEMBER: BETZHOLD HENZI, JORGE F.

Position: DIRECTOR

Appointment Date: 03/30/2026

Independent Director: YES

Type of Appointment: BOARD OF DIRECTORS

Type of Variation: CHANGE

BOARD MEMBER: DE LA TORRE DE LA PIEDRA, DIEGO EDUARDO M

Position: DIRECTOR

Appointment Date: 03/30/2026

Independent Director: YES

Type of Appointment: BOARD OF DIRECTORS

Type of Variation: CHANGE

BOARD MEMBER: ZALDIVAR GARCIA, MARCO ANTONIO

Position: DIRECTOR

Appointment Date: 03/30/2026

Independent Director: YES

Type of Appointment: BOARD OF DIRECTORS

Type of Variation: CHANGE

BOARD MEMBER: BHARMAL, SHEHZAD

Position: DIRECTOR

Appointment Date: 03/30/2026

Independent Director: YES

Type of Appointment: BOARD OF DIRECTORS

Type of Variation: CHANGE

BOARD MEMBER: ORTIZ JARA, MAURICIO

Position: DIRECTOR

Appointment Date: 03/30/2026

Independent Director: NO

Type of Appointment	Name	Position
Board of Directors	ARRIAGADA HERRERA, IVAN DAGOBERTO	Director
Board of Directors	BENAVIDES GANOZA, RAUL EDUARDO PEDRO	Director
Board of Directors	BENAVIDES GANOZA, ROQUE EDUARDO	Director
Board of Directors	BERNEX WEISS DE FALEN, NICOLE EDEL LAURE MARIE	Director
Board of Directors	BETZHOLD HENZI, JORGE F.	Director
Board of Directors	BHARMAL, SHEHZAD	Director
Board of Directors	DE LA TORRE DE LA PIEDRA, DIEGO EDUARDO M	Director
Board of Directors	ORTIZ JARA, MAURICIO	Director
Board of Directors	ZALDIVAR GARCIA, MARCO ANTONIO	Director

Sincerely,

DANIEL DOMINGUEZ VERA

MARKET RELATIONS OFFICER

COMPAÑIA DE MINAS BUENAVENTURA S.A.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: March 31, 2026	By:	/s/ DANIEL DOMÍNGUEZ VERA
	Name:	Daniel Domínguez Vera
	Title:	Market Relations Officer